UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FOUNDATION COAL HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

35039W100

(CUSIP Number)

Prakash A. Melwani

c/o The Blackstone Group

345 Park Avenue, New York, New York 10154

(212) 583-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

David Lieberman, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

September 14, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35039W100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blackstone Management Associates IV L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,264,758 shares

	8.	Shared Voting Power None

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 4,264,758 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,264,758 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.6%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blackstone FCH Capital Partners IV L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,051,520 shares

	8.	Shared Voting Power None

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 4,051,520 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,051,520 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blackstone Family Investment Partnership IV-A L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 213,238 shares

	8.	Shared Voting Power None

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 213,238 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 213,238 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter G. Peterson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,264,758 shares

	8.	Shared Voting Power None

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 4,264,758 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,264,758 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.6%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stephen A. Schwarzman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,264,758 shares

	8.	Shared Voting Power None

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 4,264,758 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,264,758 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.6%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 supplements and amends Items 5, 6 and 7 of the Statement on Schedule 13D filed on January 14, 2005 by (i) Blackstone Management Associates IV L.L.C., a Delaware limited liability company (“BMA”), (ii) Blackstone FCH Capital Partners IV L.P., a Delaware limited partnership (“BCP IV”), (iii) Blackstone Family Investment Partnership IV-A L.P., a Delaware limited partnership (“BFIP IV” and, together with BCP IV, the “Blackstone Funds”), (iv) Mr. Peter G. Peterson and (v) Mr. Stephen A. Schwarzman (the foregoing, collectively, the “Reporting Persons”), relating to the shares of common stock, par value $0.01 (the “Common Stock”), of Foundation Coal Holdings, Inc. (the “Issuer”).

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D filed on January 14, 2005.
Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

On or about September 20, 2005, the Blackstone Funds expect to complete their sale of an aggregate of 4,250,000 shares of Common Stock of the Issuer pursuant to an underwritten offering registered on the registration statement on Form S-1 (File No. 333-127848) filed by the Issuer with the Securities and Exchange Commission on August 25, 2005 and thereafter amended on September 7 and 13, 2005 (as amended, the “Registration Statement”).

(a) and (b).  The information contained on the cover pages to this Amendment No. 1 to Schedule 13D is incorporated herein by reference.  BCP IV and BFIP IV, acting through their sole general partner BMA, have the sole power to vote or to direct the vote, and shared power to dispose or to direct the disposition of, the Common Stock respectively owned by them.  As a result, for purposes of section 13(d) of the Act, BMA may be deemed to beneficially own the shares of Common Stock directly owned by the respective Blackstone Funds of which it is the general partner.  The Reporting Persons have power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of Common Stock that may be deemed to be beneficially owned by BMA.  As a result, each of such Founding Members may be deemed to beneficially own the shares of Common Stock that BMA may be deemed to beneficially own.  Each of BMA and each Founding Member disclaims beneficial ownership of such shares.

(c) Except for the information set forth herein, or incorporated by reference herein, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days.
(d) Not applicable.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented by adding the following at the end thereof:
Underwriting Agreement and Lock-up Arrangements

On September 14, 2005, the Issuer, BCP IV, BFIP IV and other selling stockholders named therein entered into an Underwriting Agreement with Morgan Stanley & Co. Incorporated and the other underwriters named therein (collectively, the “Underwriters”), for the sale by BCP IV, BFIP IV and the other selling stockholders of an aggregate of 10,000,000 shares of Common Stock, and, at the election of the Underwriters, up to 1,500,000 additional shares to cover over-allotments. Closing of the sale is expected to occur on September 20, 2005.

Pursuant to the Underwriting Agreement, on September 14, 2005, each of BCP IV and BFIP IV agreed, subject to certain exceptions, not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period that is 90 days from September 14, 2005, except with the prior written consent of Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc., with certain exceptions.

References to, and descriptions of, the Underwriting Agreement and the lock-up arrangements provided for therein as set forth in this Item 6 are qualified in their entirety by reference to the Underwriting Agreement filed herewith.

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended and supplemented by adding the following at the end thereof:

Exhibit	Title

6.

Underwriting Agreement, dated September 14, 2005, among Foundation Coal Holdings, Inc., BCP IV, BFIP IV, the other selling stockholders named therein and the underwriters named therein (incorporated herein by reference to Exhibit 1.1 to the Registration Statement).

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: September 16, 2005

BLACKSTONE MANAGEMENT ASSOCIATES IV L.L.C.

	By:	/s/ Prakash A. Melwani
Name: Prakash A. Melwani
Title: Member

BLACKSTONE FCH CAPITAL PARTNERS IV L.P.

	By:	Blackstone Management Associates IV L.L.C., its General Partner

		By:	/s/ Prakash A. Melwani
Name: Prakash A. Melwani
Title: Member

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP IV-A L.P.

	By:	Blackstone Management Associates IV L.L.C., its General Partner

		By:	/s/ Prakash A. Melwani
Name: Prakash A. Melwani
Title: Member

/s/ Peter G. Peterson
PETER G. PETERSON

/s/ Stephen A. Schwazman
STEPHEN A. SCHWARZMAN